ITHAX Acquisition Corp.

555 Madison Avenue
Suite 11A

New York, New York 10022

VIA EDGAR

June 21, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Irene Barberena-Meissner

Re:	ITHAX Acquisition Corp. Amendment No. 4 to Registration Statement on Form S-4 Filed June 13, 2022 File No. 333-263727

Dear Ms. Barberena-Meissner:

ITHAX Acquisition Corp. a Cayman Islands exempted company (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated June 17, 2022, regarding the Company’s Amendment No. 4 to Registration Statement on Form S-4 filed with the Commission on June 13, 2022 (the “Registration Statement”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response. Concurrently with the transmission of this letter, we are publicly filing Amendment No. 5 to the Company’s Registration Statement with the Commission through EDGAR (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement.

Amendment No. 4 to Registration Statement on Form S-4 Filed June 13, 2022

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2021, page 244

1.	We note that you present adjustments to the line item “Other Income (expense)” for both the annual and interim periods, with reference to notes 3(h) and 3(o), on pages 252 and 254, while indicating the amounts pertain to transaction costs that have been allocated to derivative warrant liabilities. However, the amounts in the note do not correspond to the adjustments for the annual period, and the amounts for both statements do not cross-foot to the totals presented for all scenarios.

U.S. Securities & Exchange Commission

June 21, 2022

We also note the totals for both periods appear to reflect the $3.5 million fee waiver referenced on page 246, in comparing the more recent figures to those presented in your prior amendment, although you have not referenced 3(h) or 3(o) in that disclosure. Please revise as necessary to clarify and resolve the aforementioned discrepancies.

As the description for 3(h) appears under the subheading for balance sheet adjustments, rather than adjustments for the statements of operations, also clarify why that adjustment is being referenced in the pro forma statements of operations.

The Company respectfully advises the Staff that it has added adjustment note 3(q) to explain the adjustment for the annual period on page 258 of the Amended Registration Statement in response to the Staff’s comment. The Company has updated the interim and annual unaudited pro forma statements of operations to ensure the Other Income (Expense) totals cross-foot for all scenarios on pages 246 and 247 of the Amended Registration Statement in response to the Staff’s comment.

The Company has updated our disclosure on page 249 of the Amended Registration Statement in response to the Staff’s comment to include references to notes 3(o) and 3(q).

Note 3(h) discusses the adjustments to retained earnings as a result of changes to other income (expense). The purpose of note 3(h) is to explain the adjustment to retained earnings. Note 3(h) no longer appears in the pro forma statement of operations. .

Note 1 – Description of the Business Combination, page 245

2.	We note that you added disclosure on page 246 regarding the resignation of Deutsche Bank as a placement agent and capital markets advisor to ITHAX in connection with the business combination, including references to adjustments 3(a)(3), 3(j) and 3(l)(3) concerning the fees waived by Deutsche Bank.

Please expand each of the adjustment notes as necessary to clarify and quantify any adjustments that have been calculated net of such fees. Given the changes observed in the Other income (expense) lines as noted in the preceding comment, also clarify if these also pertain to the fees waived by Deutsche Bank, and provide a brief explanation of your portrayal of accounting for these and similar fees, including an explanation of how adjustment 3(j) is correlated with this matter.

Also clarify if you intended to reference the annual and interim pro forma statements rather than your historical statements when referring to these adjustments.

The Company respectfully advises the Staff that it has revised adjustment note 3(a)(3) on page 253 of the Amended Registration Statement in response to the Staff’s comment.

Note 3(j) is no longer referenced in the disclosure on page 249 of the Amended Registration Statement regarding the resignation of Deutsche Bank as the total transaction cost incurred from Deutsche Bank as of March 31, 2022 did not change as a result of the resignation of Deutsche Bank. None of the $3.5 million total fees estimated to be incurred from Deutsche Bank had been accrued as of March 31, 2022, because such fees remained contingent upon the closing of the transaction.

U.S. Securities & Exchange Commission

June 21, 2022

On October 4, 2021, the Company entered into an agreement with Deutsche Bank for capital market advisement and investment banking services related to the pending business combination. Specifically, the agreement relates to assisting in raising the funds as part of the PIPE financing. The agreement calls for the Deutsche Bank to receive a contingent fee capped at $3,500,000.

The Company has included references to note 3(o) and 3(q) in the disclosure on page 249 of the Amended Registration Statement regarding the resignation of Deutsche Bank as the other income (expense) figures had changed as a result of the resignation.

The Company has updated the disclosure to clearly reference the annual and interim pro forma statements and not the historical statements on page 249 of the Amended Registration Statement.

3.	Tell us why there appears to have been no adjustment to the pro forma balance sheet for amounts that had been due to Deutsche Bank for services that you indicate were substantially complete, i.e. those which you no longer expect to pay.

As of March 31, 2022, no accrual was set up for Deutsche Bank services in the historical financials owing to the contractual fees being contingent upon the closing of the transaction. Accordingly, the Deutsche Bank fees were not included as accrued expenses in the historical financials.

The Deutsche Bank letter agreement was terminated as of June 10, 2022 and all fees owed to Deutsche Bank, if any, were waived. As a result of such termination and waiver, the pro forma cash balance increased by $3.5 million as shown on page 253 of the Amended Registration Statement. However, because this pro forma cash balance is tied to the minimum cash requirement under that certain Business Combination Agreement, dated December 20, 2021 (the “Business Combination Agreement”), the resulting available cash to the Company at closing varies based on each scenario. Thus:

•	No redemptions: If there are no redemptions, the full reduction of transaction expenses of $3.5 million benefits the Company and increases available cash by $3.5 million.

•	Maximum redemptions: In the event of the maximum redemption scenario - the point at which the trust is reduced by redemptions so that it matches the minimum cash required to be delivered to the Company under the Business Combination Agreement - there is no change to the cash balance of the Company as of the closing. This is because the minimum cash required under the Business Combination Agreement is defined as an amount net of transaction costs. Thus, the $3.5 million reduction in transaction expense is added to the amount used to determine minimum cash delivered to the Company at closing and is not reflected in the available cash balance of the company at closing

•	50% of Maximum Redemptions: In the event that approximately 28.7% of the outstanding shares of ITHAX are redeemed resulting in approximately 50% of the minimum cash required under the Business Combination Agreement being delivered to the Company, available case of the Company as of closing will increase by $1.75 million for the reasons stated above.

•	100% Redemptions: In the event that all of the outstanding shares of ITHAX are redeemed, the full reduction of transaction expenses of $3.5 million benefits the Company and increases available cash by $3.5 million.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 2 - Basis of Presentation, page 246

4.	We note your disclosure in the fourth paragraph on page 247 stating “Mondee’s management believes this unaudited pro forma condensed combined financial information to not be meaningful given Mondee incurred significant losses during the historical periods presented.” Expand this disclosure to clarify the views of Mondee’s management. For example, explain how having incurred significant losses renders the presentation not meaningful, and identify any adjustments made in depicting the pro forma information that are viewed as not consistent with the requirements in Rule 11-02(a) of Regulation SX, or which otherwise detract from the meaningfulness of the presentation.

The Company respectfully advises the Staff that it has revised the disclosure on page 250 and 252 of the Amended Registration Statement in response to the Staff’s comment to clearly indicate that the Company does not anticipate pro forma adjustments related to income tax expense, as a result of the overall increase in taxable losses.

U.S. Securities & Exchange Commission

June 21, 2022

General

5.	We note your disclosure on page 156 that between September 17, 2021 and October 4, 2021, representatives of ITHAX, Deutsche Bank Securities, Inc., Reed Smith, and Pillsbury Winthrop Shaw Pittman LLP, legal counsel to Deutsche Bank, negotiated and finalized a customary agreement providing for Deutsche Bank to serve as placement agent in connection with the PIPE Financing and capital markets advisor to ITHAX in connection with the Transactions, which agreement was executed on October 4, 2021, with an addendum to the agreement to clarify certain terms executed November 11, 2021. Please provide us with this agreement and addendum. Please contact the staff member associated with the review of this filing to discuss how to submit the materials to us for our review.

The Company respectfully advises the Staff that it will provide the requested materials as directed by the Staff in response to the Staff’s comment.

6.	Please also disclose any ongoing obligations of ITHAX or Mondee pursuant to this agreement and addendum that will survive the termination of the engagement and discuss the impacts of those obligations on ITHAX and Mondee in the registration statement. For example, we note your disclosure on page 61 that ITHAX continues to have customary obligations with respect to use of information and indemnification under the letter agreement with Deutsche Bank. Please disclose all material terms of such indemnification provisions, and discuss the impacts of those obligations on ITHAX in the registration statement.

The Company respectfully advises the Staff that it has revised disclosure on pages 61, 62, 106, 161, and 162 of the Amended Registration Statement in response to the Staff’s comment.

7.	Please provide us with a letter from Deutsche Bank Securities Inc. stating whether it agrees with the statements made in your prospectus related to its resignation and, if not, clearly identifying each statement with which it does not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with Deutsche Bank and to make clear that it either agrees or does not agree with the conclusions and the risks associated with such outcome. If Deutsche Bank does not respond, please revise your disclosure to indicate you have asked Deutsche Bank but have not received a response. In that case, also include disclosure about the risks to investors.

The Company respectfully advises the Staff that it will provide the requested letter from Deutsche Bank as directed by the Staff in response to the Staff's comment. In addition, the Company respectfully advises the Staff that it has revised disclosure on pages 62, 105, and 162 of the Amended Registration Statement in response to the Staff's comment.

8.	Please provide us with any correspondence among Deutsche Bank, ITHAX, and Mondee relating to Deutsche Bank’s resignation.

The Company respectfully advises the Staff that it will provide the requested materials as directed by the Staff in response to the Staff’s comment.

U.S. Securities & Exchange Commission

June 21, 2022

9.	With a view toward disclosure, please tell us whether ITHAX’s sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

The Company respectfully advises the Staff that the Company’s sponsor, ITHAX Acquisition Sponsor LLC, a Delaware limited liability company (“Sponsor”), is controlled by a non-U.S. person and accordingly, each of the Sponsor, the Company, ITHAX Merger Sub I, a Delaware limited liability company (“First Merger Sub”), ITHAX Merger Sub II, a Delaware limited liability company (“Second Merger Sub”), is a “foreign person” within the meaning of 31 C.F.R. § 800.220. In addition, certain investors in the PIPE financing (the “PIPE Investors”) may also be controlled by a non-U.S. person, and accordingly be considered a “foreign person” within the meaning of 31 C.F.R. § 800.220. However, none Mondee Holdings II, Inc., a Delaware corporation (“Mondee Holdings”), Mondee Holdings, LLC, a Delaware limited liability company (“Mondee LLC”), nor anyone or any other entity associated with or otherwise involved in the transaction, is controlled by, or has substantial ties with, a non-U.S. person.

As  disclosed in footnote 4 of the “Beneficial Ownership of Securities” section on pages 327 and 328 of the Amended Registration Statement, the Sponsor currently owns approximately 21% of the outstanding ordinary shares of the Company. The Sponsor is managed by Ithaca Capital Partners 6 LLC, a Delaware limited liability company (“Ithaca Capital”), and GMDA Capital Opportunities Ltd., an entity organized under the laws of Cyprus (“GMDA”). GMDA is controlled by non-U.S. citizens. Pursuant to the Sponsor’s organizational documents, GMDA holds a 25% ownership interest in the Sponsor and Ithaca Capital holds a 75% ownership interest in the Sponsor. However, the Sponsor’s Amended and Restated Limited Liability Company Agreement, dated December 9, 2020 (the “Sponsor Agreement”), vests control of the Sponsor in both GMDA and Ithaca Capital. Specifically, Article VI(a) of the Sponsor Agreement designates Ithaca Capital and GMDA as the managing members (the “Managing Members”) of the Sponsor and vests each of them with full, exclusive, and complete discretion to manage the business and affairs of the Sponsor and to make all decisions affecting the business and affairs of the Sponsor, among other things. Moreover, Article VI(a) states that all decisions requiring action of the Managing Members or relating to the business or affairs of the Sponsor shall be decided by the unanimous affirmative vote or consent of the Managing Members. Thus, GMDA has a deciding vote and power to determine, direct, or decide important matters affecting the Sponsor. Accordingly, each of the Sponsor, the Company, First Merger Sub, and Second Merger Sub is controlled by, and has substantial ties with, a non-U.S. person. In addition, based on the information received from the PIPE Investors, some PIPE Investors may be controlled by, and have substantial ties with, non-U.S. Persons.

However, there is no risk from a CFIUS perspective that either the Sponsor’s foreign control or certain PIPE Investors’ foreign control will impact the completion of the business combination transaction. Specifically, Sponsor’s post-transaction interest in the post-closing company, assuming no redemptions, will be diluted to 6.4%, and the Sponsor will cease to have any control rights. Moreover, assuming no redemptions, the PIPE Investors will own, in the aggregate, 7.1% of the post-closing company, and will not have control rights over the post-closing company. Accordingly, because the business combination transaction will not result in a foreign person obtaining control of a U.S. business, CFIUS will not have jurisdiction over the business combination transaction.

In addition:

•	The Company is an exempted company incorporated under the laws of the Cayman Islands. In connection with the business combination transaction, the Company will domesticate to become a Delaware corporation. Additionally, as disclosed in footnote 4 of the “Beneficial Ownership of Securities” section on pages 327 and 328 of the Amended Registration Statement, upon consummation of the business combination transaction, the post-closing company, Mondee Holdings, Inc., a Delaware corporation, will be 63% beneficially owned by Prasad Gundumogula, a U.S. citizen. Accordingly, the post-closing company neither will be controlled by, nor will it have substantial ties with, a non-U.S. person.

U.S. Securities & Exchange Commission

June 21, 2022

•	As disclosed in footnote 1 of the “Summary of the Proxy Statement/Prospectus – Organizational Structure” on page 34 of the Amended Registration Statement, Prasad Gundumogula and his wife are the only directors of Mondee LLC. Mr. Gundumogula, a U.S. citizen, beneficially owns the requisite number of units of Mondee LLC required to approve transactions. Furthermore, Mondee Holdings is a wholly-owned subsidiary of Mondee LLC. Accordingly, neither Mondee LLC nor Mondee Holdings are controlled by or have substantial ties with a non-U.S. person.

We thank the Staff for its review of the foregoing and Amended Registration Statement. If you have further comments, please feel free to contact to our counsel, Michael S. Lee, at michael.lee@reedsmith.com or by telephone at (212) 549-0358.

Sincerely,

/s/ Orestes Fintiklis
Orestes Fintiklis Chief Executive Officer and Director
ITHAX Acquisition Corp.

cc:

Michael S. Lee, Lynwood E. Reinhardt, Panos Katsambas, Reed Smith LLP

Alexander Lloyd, Michael P. Considine, P.C., Michele M. Cumpston, Kirkland & Ellis LLP